SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF MAY 2003

Commission File No. 333-8880

SATELITES MEXICANOS, S.A. de C.V.

Blvd. M. Avila Camacho No. 40
Col. Lomas de Chapultepec
11000 Mexico, D.F.
Mexico
(52) 55-5201-0800

     The registrant files annual reports under cover of Form 20-F.

     The registrant is not furnishing the information contained in this form to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SATELITES MEXICANOS, S.A. DE C.V.

(Registrant)

By:	/s/ CYNTHIA PELINI

Cynthia Pelini
Chief Financial Officer

Date May 15, 2003

Satélites Mexicanos, S. A. de C. V. (A Subsidiary of Servicios Corporativos Satelitales, S. A. de C. V.)

Financial Statements for the years ended December 31, 2002, 2001 and 2000, and Independent Auditor ´s Report

Galaz, Yamazaki, Ruiz Urquiza, S.C.
Paseo de la Reforma 505
Colonia Cuauhtémoc
06500 México, D.F.
México

Tel:+52(55) 5080 6000
Fax: +52 (55) 5080 6001
www.deloitte.com.mx

INDEPENDENT AUDITORS’ REPORT

To the Stockholders and Board of Directors of
Satélites Mexicanos, S.A. de C.V.
Mexico City, Mexico

     We have audited the accompanying balance sheets of Satélites Mexicanos, S.A. de C.V. (a subsidiary of Servicios Corporativos Satelitales, S.A. de C.V.) as of December 31, 2002 and 2001, and the related statements of operations, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such financial statements present fairly, in all material respects, the financial position of Satélites Mexicanos, S.A. de C.V. as of December 31, 2002 and 2001, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche
Deloitte & Touche
April 21, 2003

SATELITES MEXICANOS, S.A. de C.V.

(Subsidiary of Servicios Corporativos Satelitales, S.A. de C.V.)

BALANCE SHEETS

AS OF DECEMBER 31, 2002 AND 2001
(Amounts in thousands of U.S. dollars)

	2002	2001

Assets
Current assets:
Cash and cash equivalents	$26,822	$26,194
Restricted and segregated cash	6,817	155,496
Accounts receivable, net	5,597	2,042
Prepaid insurance	6,440	7,414
Due from related parties	4,796	7,200
Deferred income taxes	1,385	2,161

Total current assets	51,857	200,507
Satellites and equipment, net	289,637	320,725
Construction in process — Satmex 6 (Note 1)	214,903	95,092
Concessions, net	450,616	463,521
Prepaid insurance, non current		3,172
Deferred financing costs, net	3,671	5,929
Other assets	410	332

Total assets	$1,011,094	$1,089,278

Liabilities and Stockholders’ Equity
Current liabilities:
Current maturities of long-term debt	$1,000	$13,626
Accounts payable	4,942	4,227
Accrued expenses (Note 1)	6,406	18,759
Interest payable	14,196	14,196
Due to related parties	2,231	4,370
Deferred revenue — customers	60	39
Deferred revenue — Mexican government	2,200	2,200

Total current liabilities	31,035	57,417
Accrued expenses, non current (Note 1)	3,276	4,337
Deferred revenue — Mexican government	74,535	76,735
Deferred income taxes	10,194	19,807
Long-term debt	523,374	542,374

Total liabilities	642,414	700,670

Commitments and contingencies (Note 9)

Stockholders’ equity:
Common stock	385,054	383,547
Preferred stock	31,886	31,886
Accumulated deficit	(48,260)	(26,825)

Total stockholders’ equity	368,680	388,608

Total liabilities and stockholders’ equity	$1,011,094	$1,089,278

See notes to financial statements.

SATELITES MEXICANOS, S.A. de C.V.

(Subsidiary of Servicios Corporativos Satelitales, S.A. de C.V.)

STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000
(Amounts in thousands of U.S. dollars)

	2002	2001	2000

Service revenue	$85,011	$128,044	$136,441

Operating expenses:
Satellite operations	17,059	19,768	20,039
Selling and administrative expenses	20,824	22,638	20,263
License and management fees	1,148	3,291	5,149
Depreciation expense and amortization of concessions	47,429	47,252	56,675

	86,460	92,949	102,126

Operating (loss) income	(1,449)	35,095	34,315
Gain on in-orbit failure of Solidaridad 1 (Note 1)	8,379	7,264	103,114
Interest income	2,001	9,269	1,517
Interest expense and amortization of deferred financing costs	(37,789)	(55,917)	(66,635)
Net foreign exchange gain (loss)	93	28	(98)

(Loss) income before income taxes	(28,765)	(4,261)	72,213
Deferred income tax benefit (expense)	8,837	1,149	(17,029)

Net (loss) income	(19,928)	(3,112)	55,184
Preferred stock dividend requirement	(1,507)	(1,507)	(1,507)

Net (loss) income applicable to common stockholders	$(21,435)	$(4,619)	$53,677

See notes to financial statements.

SATELITES MEXICANOS, S.A. de C.V.

(Subsidiary of Servicios Corporativos Satelitales, S.A. de C.V.)

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000
(Monetary amounts in thousands of U.S. dollars)

	Common Stock		Preferred Stock
					Accumulated
	Shares	Amount	Shares	Amount	Deficit	Total

Balance January 1, 2000	10,000,000	$380,533	606,730	$31,886	$(75,883)	$336,536
Net income					55,184	55,184
Preferred stock dividend requirement		1,507			(1,507)

Balance December 31, 2000	10,000,000	382,040	606,730	31,886	(22,206)	391,720
Net loss					(3,112)	(3,112)
Preferred stock dividend requirement		1,507			(1,507)

Balance December 31, 2001	10,000,000	383,547	606,730	31,886	(26,825)	388,608
Net loss					(19,928)	(19,928)
Preferred stock dividend requirement		1,507			(1,507)

Balance December 31, 2002	10,000,000	$385,054	606,730	$31,886	$(48,260)	$368,680

See notes to financial statements.

SATELITES MEXICANOS, S.A. de C.V.

(Subsidiary of Servicios Corporativos Satelitales, S.A. de C.V.)

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000
(Amounts in thousands of U.S. dollars)

	2002	2001	2000

Operating activities
Net (loss) income	$(19,928)	$(3,112)	$55,184
Adjustments to reconcile net income (loss) to operating cash flow:
Depreciation expense and amortization of concessions	47,429	47,252	56,675
Amortization of deferred financing costs	2,315	2,302	2,180
Gain on in-orbit failure of Solidaridad 1 (Note 1)	(5,277)	(7,264)	(103,114)
Deferred revenue — customers	21	(3,918)	(3,921)
Deferred revenue — Mexican government	(2,200)	(2,200)	(2,200)
Deferred income taxes	(8,837)	(1,149)	17,029
Interest income from restricted and segregated cash	(1,360)	(7,440)
Use of restricted and segregated cash for interest payments	15,400
Changes in assets and liabilities:
Accounts receivable	(3,555)	5,860	(562)
Prepaid insurance	4,146	3,323	7,571
Accounts payable and accrued expenses	(7,422)	(3,345)	3,642
Interest payable		9,062	1,110
Due from/to related parties	265	(10,233)	8,015
Deferred financing costs and other assets	(135)	(133)	(782)

Cash flow provided by operating activities	20,862	29,005	40,827

Investing activities
Use of restricted and segregated cash	108,013	83,806
Construction in progress — Satmex 6	(119,811)	(91,920)	(3,172)
Acquisition of equipment, net	(3,436)	(3,822)	(3,480)

Cash flow used in investing activities	(15,234)	(11,936)	(6,652)

Financing activities
Use of restricted and segregated cash	26,626	500
Borrowings (repayments) under revolving credit facility, net	13,000	(15,000)	(15,000)
Repayment of revolving credit facility	(13,000)
Repayment of senior secured notes	(31,626)	(1,000)	(1,000)

Cash flow used in financing activities	(5,000)	(15,500)	(16,000)

Increase in cash and cash equivalents	628	1,569	18,175
Cash and cash equivalents at beginning of year	26,194	24,625	6,450

Cash and cash equivalents at end of year	$26,822	$26,194	$24,625

Supplemental disclosure
Interest paid	$49,309	$57,147	$63,123

Non-cash activities

      In 2001, the Company received $235.3 million of insurance proceeds related to the in-orbit failure of Solidaridad 1, which was recorded as restricted and segregated cash.

See notes to financial statements.

SATELITES MEXICANOS, S.A. de C.V.

(Subsidiary of Servicios Corporativos Satelitales, S.A. de C.V.)

NOTES TO THE FINANCIAL STATEMENTS

(Monetary amounts expressed in U.S. dollars)

 1.  THE COMPANY

      Satélites Mexicanos, S.A. de C.V. (the “Company” or “Satmex”) owns and operates two geosynchronous communications satellites, Solidaridad 2 and Satmex 5. Satmex also owns another satellite, Morelos 2, which is in an inclined orbit. Satmex operates in one business segment and is the leading provider of fixed satellite services (“FSS”) to broadcasting and telecommunications customers in Mexico. Satmex has landing rights to provide broadcasting and telecommunications transmission capacity in Mexico, the United States, Canada and 37 nations and territories in the Latin American region.

      On November 17, 1997, Loral Space & Communications Ltd. (together with its subsidiaries “Loral”) and Principia, S.A. de C.V. (“Principia”), through Firmamento Mexicano, S. de R.L. de C.V. (“Firmamento”), acquired 75% of the issued and outstanding capital stock of Satmex from the government of Mexico for $646.8 million. Firmamento is owned 65% by Loral and 35% by Principia. Principia holds 51% of Firmamento’s voting interests. The remaining 25% of Satmex’s capital stock was retained by the Mexican government.

      In consideration of the debt incurred by Satmex in connection with the acquisition, Servicios Corporativos Satelitales, S.A. de C.V. (“Servicios”), a wholly owned subsidiary of Firmamento, agreed to pay to the Mexican government $125.1 million (the “Government Obligation”). The Government Obligation accrues deferred interest at the rate of 6.03% per annum, compounds annually and matures in December 2004. Payment of the Government Obligation is currently secured by Loral’s and Principia’s interests in Firmamento.

      In August 2000, Satmex’s Solidaridad 1 satellite, located at 109.2 degrees W.L., ceased operating and was considered irretrievably lost. The loss was caused by the failure of the back-up control processor on board the satellite. Solidaridad 1 was built by Hughes Space and Communications and commenced service in January 1994. Solidaridad 1 was insured for $250 million. At the date of the loss, Solidaridad 1 had a net book value of approximately $109.6 million. After deducting prepaid insurance of $1.6 million, the unpaid insurance premiums of $12.5 million and on-going monitoring costs and the excess of the estimated cost over revenue for the currently committed transponder capacity to be provided to customers of $23.2 million, the net gain on the in-orbit failure of Solidaridad 1 was approximately $103.1 million. In 2001, Satmex reduced the liability for the cost over revenue for the committed transponder capacity to be provided to customers by $7.3 million. In 2002, the Company received $3.3 million from the satellite manufacturer under the Solidaridad 1 performance guarantee and Satmex reduced the liability for the cost over revenue for the committed transponder capacity to be provided to customers by $5.1 million. These transactions were recorded as additional gain on the in-orbit failure of Solidaridad 1 in the applicable periods. In January 2001, Satmex received insurance proceeds of approximately $235.3 million, net of the unpaid insurance premiums and related value added tax. Satmex is using the net insurance proceeds towards the construction, launch and insurance of a replacement satellite, Satmex 6, as well as for debt service. Satmex has contracted with Space Systems/Loral, Inc. (“SS/L”), a wholly owned subsidiary of Loral, to build Satmex 6, designed to provide broader coverage and higher power levels than any other satellite currently in the Satmex fleet. Certain manufacturing and testing procedures have resulted in the launch of Satmex 6 being extended to the third quarter of 2003.

      On August 10, 2001, the Mexican government granted licenses to provide satellite service in Mexico to PanAmSat, SES Global, Televisa and Enlaces Integra. PanAmSat registered 12 satellites and SES Global registered seven satellites to provide satellite service in Mexico.

SATELITES MEXICANOS, S.A. de C.V.
(Subsidiary of Servicios Corporativos Satelitales, S.A. de C.V.)

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

 2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Basis of presentation

      The Company’s financial statements are presented in U.S. dollars and have been prepared using accounting principles generally accepted in the United States of America.

  Functional currency and translation

      The Company maintains its legal books and records in Mexican pesos. The functional currency of the Company is the U.S. dollar. Monetary assets and liabilities denominated in pesos are translated into U.S. dollars using current exchange rates. Non-monetary assets and liabilities originally denominated in pesos are translated into U.S. dollars using the historical exchange rate at the date of the transaction. Capital stock is translated at historical exchange rates.

      The financial statements should not be construed as representations that Mexican pesos have been, could have been or may in the future be converted into U.S. dollars at such rates or any other rates.

      Relevant exchange rates used in the preparation of the financial statements were as follows (Mexican pesos per one U.S. dollar):

	2002	2001	2000

Current exchange rate at December 31,	Ps.10.31	Ps.9.14	Ps.9.60
Weighted average exchange rate	9.66	9.34	9.46

  Foreign currency transactions

      Transactions denominated in foreign currencies are recorded at the rate of exchange in effect at the date of the transactions. Monetary assets and liabilities denominated in foreign currencies are converted into the Company’s functional currency at the rate of exchange in effect at the balance sheet date. The effect of changes in exchange rates is recorded in the results of operations.

  Use of estimates

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results could differ from these estimates. Significant estimates include the estimated useful lives of the Company’s satellites and deferred income taxes.

  Cash and cash equivalents

      Cash and cash equivalents represent investments in short-term deposits and commercial paper with banks which have original maturities of ninety days or less.

  Restricted and segregated cash

      In accordance with the Company’s debt agreements, the insurance proceeds from the failure of Solidaridad 1 are restricted to use for debt service on the Company’s senior secured notes and revolving credit facility and for payments toward the construction and launch of Satmex 6. Upon receipt of the net insurance proceeds of $235.3 million, Satmex allocated $50.0 million of the proceeds for debt service and the remainder of the proceeds towards the construction and launch of Satmex 6. At December 31, 2002, Satmex had $6.8 million of restricted and segregated cash of which $170,000 is available for debt service on the senior secured notes and $6.6 million is available for the construction and launch of Satmex 6.

SATELITES MEXICANOS, S.A. de C.V.
(Subsidiary of Servicios Corporativos Satelitales, S.A. de C.V.)

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

  Satellites and equipment

      Satellites and equipment are stated at historical cost. Depreciation expense is calculated using the straight-line method over the estimated useful lives of the related assets. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful life of the improvements.

      The estimated useful lives of the Company’s fixed assets are:

Solidaridad 2	14.5 years
Satmex 5	15 years
Equipment	9 years
Furniture and fixtures	10 years

      Solidaridad 2 and Satmex 5 are being depreciated over their estimated useful lives commencing on their in-orbit service dates of November 11, 1994 and January 22, 1999, respectively. The estimated useful lives of the satellites were determined by engineering analyses performed at the in-orbit service dates. Morelos 2 was fully depreciated at June 30, 1998.

      Costs incurred in connection with the construction and successful deployment of the Company’s satellites and related equipment are capitalized. Such costs include direct contract costs, allocated indirect costs, launch costs, launch insurance, and construction period interest. Capitalized interest related to the construction of Satmex 6 was $14.2 million and $3.5 million for the years ended December 31, 2002 and 2001, respectively.

      Gains or losses from in-orbit satellite failures, after consideration of insurance proceeds, are recorded in the period the failure occurs.

      Except for the Company’s in-orbit satellites, all the Company’s long-lived assets are located in Mexico.

  Concessions

      The Mexican government granted Satmex the rights to three 20-year concession titles (the “Concessions”), to operate in three orbital slots; 109.2 degrees W.L., 113.0 degrees W.L. and 116.8 degrees W.L. The Concessions are renewable on certain conditions for an additional 20 years at no additional cost. The Concessions require Satmex to reserve certain capacity on each satellite for use by the Mexican government. The Concessions are being amortized over 40 years. Amortization expense totals $12.9 million annually.

  Deferred financing costs

      Deferred financing costs are being amortized over the period of the related debt (see Note 6). Amortization expense for the years ended December 31, 2002, 2001 and 2000 was $2.3 million, $2.3 million and $2.1 million, respectively.

  Valuation of long-lived assets

      The carrying value of the Company’s long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that an asset may not be recoverable. Assets are determined to be impaired when the estimated undiscounted cash flows expected to result from the use of the asset are less than the carrying value of the asset. The Company measures impairment as the difference between the carrying value and the fair value of the asset.

SATELITES MEXICANOS, S.A. de C.V.
(Subsidiary of Servicios Corporativos Satelitales, S.A. de C.V.)

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

  Labor benefits, indemnification payments and other benefits plans

      At December 31, 2002 and 2001 the Company has no obligation for statutory seniority premiums and severance costs because the Company uses external services from affiliated companies to perform its activities. The Company has no obligation for post-retirement health care insurance or other benefits.

  Deferred income tax

      The Company recognizes deferred income tax assets and liabilities for the future consequences of temporary differences between the financial statement carrying amounts of assets and liabilities and their respective income tax bases, measured using enacted rates. The effects of changes in the statutory rates are accounted for in the period that includes the enactment date. Deferred income tax assets are also recognized for the estimated future effects of tax loss carryforwards and asset tax credit carryforwards. Deferred income tax assets are reduced by any benefits that are not expected to be realized.

  Revenue recognition

      Satmex provides satellite capacity under service lease agreements for periods ranging from one year to ten years. Some service lease agreements provide for cash advances from customers with reduced rents. Such cash advances are recognized as revenue on a straight-line method over the total lease term.

      In the case of end-of-life leases, in which Satmex collects the total rent in advance and provides no insurance or warranty on the related transponders, Satmex recognizes the total revenue and related cost as sales-type leases.

  Deferred revenue — Mexican government

      The Company is required to provide the Mexican government, at no charge, approximately 7% of its available transponder capacity for the duration of the Concessions. In 1997, the Company recorded $88 million as deferred revenue, as the value of this obligation, and an increase in the value of the Concessions by the same amount. This obligation is being amortized over 40 years as an increase in revenue and a corresponding increase in amortization expense. Amortization of deferred revenue totals $2.2 million annually.

  Financial instruments

      The estimated fair value of the Company’s financial instruments has been determined using available market information and appropriate valuation methodologies. However, considerable judgment is required in interpreting market data to develop estimates of fair value.

      The carrying value of the Company’s senior secured notes approximate fair value because the interest rate is based on floating rates. At December 31, 2002, the fair value of the Company’s fixed rate notes (with a nominal and recorded amount of $320 million) based on quoted market prices was $126.4 million.

  Foreign exchange forward contracts

      The Company has used foreign exchange forward contracts to hedge the Company’s net monetary liabilities in foreign currencies. Gains and losses from the contracts are included in the component “Net foreign exchange gain (loss)” in the Statements of Operations. No such contracts were outstanding at December 31, 2002 and 2001.

SATELITES MEXICANOS, S.A. de C.V.
(Subsidiary of Servicios Corporativos Satelitales, S.A. de C.V.)

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

  Concentration of credit risk and principal customers

      Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents and accounts receivable. The Company’s cash and cash equivalents are maintained with high-credit-quality financial institutions. The Company’s customers are the Mexican government and large and mid-sized corporations. The creditworthiness of such institutions is generally substantial. As the Company expands its operations, it has added customers in emerging markets or customers that are in the development stage. Management believes that its credit evaluation, approval and monitoring processes mitigate potential credit risks.

      Revenue from Innova, S. de R.L. de C.V. (“Innova”), an affiliate of Grupo Televisa, represented 2%, 19% and 18% of service revenue for the years ended December 31, 2002, 2001 and 2000, respectively. Revenue from the Mexican government represented 5%, 8% and 7% of service revenue for the years ended December 31, 2002, 2001 and 2000, respectively.

      Approximately 49%, 55% and 53% of the Company’s service revenue for the years ended December 31, 2002, 2001 and 2000, respectively, was generated from customers in Mexico.

  Value added tax

      The Company collects value added tax based on revenue from its customers. Value added taxes previously paid for the acquisition of assets or operating expenses may be offset against value added tax collected from customers.

  Accounting Pronouncements

      In June 2001, the FASB issued Statement No. 141, “Business Combinations” (“SFAS 141”) and Statement No. 142 “Goodwill and Other Intangible Assets” (“SFAS 142”). SFAS 141 requires that all business combinations initiated after June 30, 2001 be accounted for under the purchase method and addresses the initial recognition and measurement of goodwill and other intangible assets acquired in a business combination. SFAS 142 addresses the initial recognition and measurement of intangible assets acquired outside of a business combination and the accounting for goodwill and other intangible assets subsequent to their acquisition. SFAS 142 provides that intangible assets with finite useful lives be amortized and that goodwill and intangible assets with indefinite lives not be amortized, but will rather be tested at least annually for impairment. The adoption of SFAS 142 on January 1, 2002 did not have an effect on the Company’s financial position or results of operations.

      In June 2001, the FASB issued Statement No. 143, “Accounting for Asset Retirement Obligations” (“SFAS 143”). SFAS 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and the normal operation of a long-lived asset, except for certain obligations of lessees. The Company is required to adopt SFAS 143 on June 15, 2002. The adoption of SFAS 143 had no effect on the Company’s financial position or results of operations.

      In August 2001, the FASB issued Statement No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS 144”). SFAS 144 addresses financial accounting and reporting for the impairment of disposal of long-lived assets. It supersedes SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of”, and the accounting and provisions of APB 30, “Reporting the Results of Operation — Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions”, for the disposal of a segment or

SATELITES MEXICANOS, S.A. de C.V.
(Subsidiary of Servicios Corporativos Satelitales, S.A. de C.V.)

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

a business. The adoption of SFAS 144 on January 1, 2002 did not have an effect on the Company’s financial position or results of operations.

      In April 2002, the FASB issued Statement No. 145, Rescission of FASB Statement No. 4, 44, and 64, Amendment FASB Statement No. 13, and Technical Corrections (“SFAS 145”). SFAS 145 generally requires that any gains or losses on extinguishment of debt in current or prior periods be classified as other income (expense, beginning in fiscal 2003, with early adoption encouraged. This SFAS No. 145 has no effect in the financial statements of the Company.

      In June 2002, FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities (“SFAS 146”), SFAS 146 requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. Examples of costs covered by standard include lease termination costs and certain employee severance costs that are associated with a restructuring, discontinued operation, plant closing, or other exit or disposal activity. Previous accounting guidance was provided by EITF Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). SFAS 146 replaces EITF Issue No. 94-3. SFAS 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. This SFAS No. 146 has no effect in the financial statements of the Company.

      In November 2002, the FASB issued FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.”. This interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognized, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The disclosure requirements of this interpretation are effective for interim and annual periods after December 15, 2002. The initial recognition and initial measurement requirements of this interpretation are effective prospectively for guarantees issued or modified after December 31, 2002. The interpretation’s expanded disclosures will not have a material impact on our financial position or result of operations. We do not believe the adoption of the recognition and initial measurement requirements of this interpretation will have a material impact on our financial position or results of operations.

      In December 2002, the FASB issued Statement of Financial Accounting Standards No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure — an amendment to of FASB Statement No. 123,” (“SFAS No. 148”). SFAS No. 148 amends SFAS No. 123, “Accounting for Stock-Based Compensation,” to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The transition guidance and annual disclosure provisions of SFAS No. 148 are effective for financial statements issued for fiscal years ending after December 15, 2002. The interim disclosure provisions are effective for financial reports containing financial statements for interim periods beginning after December 15, 2002. This SFAS No. 148 has no effect in the financial statements of the Company.

      In January 2003, the FASB issued FASB Interpretation No. 46, “Consolidation of Variable Interest Entities.” This interpretation of Accounting Research Bulletin No. 51, “Consolidate Financial Statement,” addresses consolidation by business enterprises of variable interest entities. Under current practice, two enterprises generally have been included in consolidated financial statements because one enterprise controls the other through voting interest. This interpretation defines the concept of “variable interest” and requires existing unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities

SATELITES MEXICANOS, S.A. de C.V.
(Subsidiary of Servicios Corporativos Satelitales, S.A. de C.V.)

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

do not effectively disperse the risks among the parties involved. This interpretation applies immediately to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. It applies in the first fiscal year or interim period beginning after June 15, 2003, to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. If it is reasonably possible that an enterprise will consolidate or disclose information about a variable interest entity when this interpretation becomes effective, the enterprise shall disclose information about those entities in all financial statements issued after January 31, 2003.

3.  ACCOUNTS RECEIVABLE

	December 31,

	2002	2001

	(in thousands)
Customers	$6,770	$3,827
Value added tax recoverable	526
Other	470	261
Allowance for uncollectible accounts	(2,169)	(2,046)

	$5,597	$2,042

4.  SATELLITES AND EQUIPMENT

	December 31,

	2002	2001

	(in thousands)
Satellites (Note 1)	$409,119	$409,119
Equipment	30,677	25,647
Furniture and fixtures	6,664	6,321
Leasehold improvements	4,371	2,772
Construction in progress	455	4,245

	451,286	448,104
Accumulated depreciation	(161,649)	(127,379)

	$289,637	$320,725

      Depreciation expense was $34.5 million, $34.4 million and $43.8 million for the years ended December 31, 2002, 2001 and 2000, respectively.

SATELITES MEXICANOS, S.A. de C.V.
(Subsidiary of Servicios Corporativos Satelitales, S.A. de C.V.)

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

5.  BALANCES AND TRANSACTIONS WITH RELATED PARTIES

	December 31,

	2002	2001

	(in thousands)
Amounts receivable:
Enlaces	$2,900	$3,672
Mexican government agencies	1,887	2,557
Loral		517
Principia		386
Service companies	9	68

	$4,796	$7,200

Amounts payable:
Loral	$314	$768
Principia		109
Service companies	1,881	3,493
Enlaces	36

	$2,231	$4,370

      Transactions with related parties, not otherwise disclosed, are as follows:

  Enlaces

      Enlaces Integra (“Enlaces”) a company owned by Principia and Loral leases transponder capacity from Satmex. In 2002 and 2001, service revenue from this lease was $421,000 and $350,000, respectively. Also, Satmex agreed to loan Enlaces up to $5 million of which $3.4 million was outstanding as of December 31, 2001. The loan to Enlaces matures January 4, 2006 and accrues interest at a rate equal to Satmex’s weighted average interest cost plus 1%. The maximum available borrowing is $5 million including accrued interest. Further, Enlaces uses services provided from affiliated companies to perform its activities. In June 2002, Satmex purchased approximately $718,000 of equipment from Enlaces and in July 2002, Satmex purchased $1.6 million of equipment and paid $2.9 million as an advance payment on one of the concessions held by Enlaces. Furthermore, the equipment was leased to Enlaces in the amount of $230,000 during 2002. Enlaces used the proceeds from the sale to repay its outstanding loan from Satmex. At December 31, 2002, there were no borrowings outstanding under the loan agreement.

  Revenue

      Service revenue from related parties, primarily the Mexican government, amounted to $10.2 million, $14.7 million and $13.8 million for the years ended December 31, 2002, 2001 and 2000, respectively. Satmex leases transponder capacity to Loral affiliates. Service revenue in 2002 and 2001 was $2.6 million and $4.7 million, respectively.

  Replacement Capacity

      Loral Skynet, a wholly owned subsidiary of Loral, billed Satmex $4.2 million and $6.7 million for providing capacity on Loral Skynet satellites in 2002 and 2001, respectively.

SATELITES MEXICANOS, S.A. de C.V.
(Subsidiary of Servicios Corporativos Satelitales, S.A. de C.V.)

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

  Commissions

      Loral Skynet billed Satmex $547,000 and $574,000 for sales commissions in 2002 and 2001, respectively.

  Management fee

      Loral and Principia are responsible for managing the Company. Loral and Principia receive a management fee, based on a sliding scale, up to a maximum of 3.75% of the Company’s quarterly gross revenue, as defined. For the year ended December 31, 2002, Loral and Principia waived the management fee. For the years ended December 31, 2001 and 2000, the management fee was $2.3 million and $3.2 million, respectively, of which, $767,000 and $396,000, respectively, was offset against accrued expenses.

  License fee

      Loral has licensed certain intellectual property to the Company for an annual fee of 1.5% of the Company’s gross revenue, as defined. For the years ended December 31, 2002, 2001 and 2000, the license fee was $1.2 million, $1.8 million and $1.9 million, respectively, of which $65,000, $106,000 and $41,000, was offset against accrued expenses.

  Rent

      The equipment in the satellite control centers is owned by the Company, while the buildings and land that house these centers are property of the Mexican government. The Company pays rent to the Mexican government for the use of the buildings and land equal to 7.5% of appraised value. For the years ended December 31, 2002, 2001 and 2000, the rent expense under this agreement was $321,000, $317,000 and $289,000, respectively.

  Service companies

      Satmex uses external services from affiliated companies to perform its activities. Satmex pays these companies cost plus a fee. For the years ended December 31, 2002, 2001 and 2000, this fee was $524,000, $794,000 and $923,000, respectively.

  Guarantee arrangements

      In connection with the loan agreements (see Note 6), Firmamento and Servicios have provided and continue to provide guarantees on behalf of the Company.

 6.  LONG-TERM DEBT

	December 31,

	2002	2001

	(in thousands)
Senior secured notes (5.88% and 6.58% at December 31, 2002 and 2001, respectively)	$204,374	$236,000
Fixed rate notes	320,000	320,000

Total debt	524,374	556,000
Less, current maturities	1,000	13,626

	$523,374	$542,374

SATELITES MEXICANOS, S.A. de C.V.
(Subsidiary of Servicios Corporativos Satelitales, S.A. de C.V.)

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

      On February 2, 1998, the Company issued $320 million 10.125% fixed rate notes due November 1, 2004 (the “Fixed Rate Notes”). The Fixed Rate Notes are unsecured and rank senior in right of payment to all subordinated debt of the Company and pari passu in right of payment to all senior debt of the Company, including the Senior Secured Notes.

      On March 2, 1998, the Company issued $325 million of senior secured floating rate notes due June 30, 2004 (the “Senior Secured Notes”). The Senior Secured Notes rank senior in right of payment to all subordinated debt of the Company and pari passu in right of payment to all senior indebtedness of the Company including the Fixed Rate Notes. The Senior Secured Notes bear interest, at the Company’s option, at rates based on LIBOR or the base rate specified in the credit agreement, are redeemable at the option of the Company and are secured by substantially all of the assets of the Company. In addition, the Senior Secured Notes are guaranteed by Firmamento and Servicios.

      The Senior Secured Notes contain covenants which require maintenance of certain quarterly financial and operating ratio levels and impose limits on the Company’s spending for capital expenditures. In addition, the Senior Secured Notes and the Fixed Rate Notes contain limitations on indebtedness, investments, business combinations and other customary restrictions. At December 31, 2002, Satmex was in compliance with all covenants governing its other debt agreements.

      At December 31, 2001, a technical default existed with respect to the Company’s Senior Secured Notes due to the failure to make a principal prepayment from excess cash flow for the year ended December 31, 2000, as defined under the Senior Secured Note Indenture. On April 23, 2002, the Company made the required principal prepayment of $11.9 million, plus accrued interest of $228,000, as well as a principal prepayment for 2001 excess cash flow of $749,000. The Company believed that the payment on April 23, 2002, cured the technical default of the Senior Secured Notes. At December 31, 2001, the Company classified $12.6 million, representing the 2001 and 2000 principal repayments, as current portion of long-term debt.

      The Company is required to make quarterly redemption payments on the Senior Secured Notes of $250,000 through March 31, 2004, plus additional prepayment from excess cash flow, as defined in the indenture, with the balance due on June 29, 2004.

      In February 2000, the Senior Secured Notes were amended to permit the modification of certain covenants, in exchange for the payment of a fee and an increase in the applicable interest margin by up to 0.75%.

      In November 2002, the Company amended the insurance covenant in the Fixed Rate Note Indenture. The indenture required the Company to maintain in-orbit insurance coverage on certain terms that could not be obtained in the market at commercially reasonable rates. In addition, the Company received waivers from the holders of the Senior Secured Notes of the provisions contained in the agreement governing that debt obligation that obligates the Company not to amend the terms of the Fixed Rate Notes.

      The aggregate maturities of debt are as follows (in thousands):

2003	$1,000
2004	523,374

$524,374

      Funds available from the restricted and segregated cash account allocated for the construction and launch and cash flow from operations are not sufficient to fund the in-orbit delivery of the Satmex 6 satellite. For that reason, the Company pursued loans supported by export credit agencies, the terms of which will likely require the Company to extend the maturities of the Fixed Rate Notes.

SATELITES MEXICANOS, S.A. de C.V.
(Subsidiary of Servicios Corporativos Satelitales, S.A. de C.V.)

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

      In April 2003, Satmex received confirmation of approval from Coface for its loan insurance program to support 85% of the cost of its launch services for the Satmex 6 satellite. Also in April, Satmex received confirmation of approval from Ex-Im Bank for its loan guarantee program to support 85% of eligible costs of the Satmex 6 satellite, insurance, ground equipment and related investments. Each of the Coface and Ex-Im Bank facilities is subject to negotiations of final documentation. In order to complete the Ex-Im Bank and Coface financing, Satmex will have to repay, refinance or restructure its Senior Secured Notes and extend the maturity of its Fixed Rate Notes. The Company has hired a financial advisor to assist it in the restructuring of its indebtness. In addition, Satmex is considering pursuing various alternatives to cover the remaining costs of the Satmex 6 satellite project that the Ex-Im Bank and Coface support does not cover. If the Company is unable to obtain all the financing arrangements on satisfactory terms, there can be no assurance that the Company will be able to fulfill its financing strategy.

      On March 18, 2003, holders of Satmex’s Senior Secured Notes agreed to modify certain financial covenants required by the Senior Secured Notes Indenture, Satmex agreed to pay the consenting holders a fee of 0.25% of the amount of the debt. This fee was paid on March 20, 2003, solely to the holders that gave consent. The total fee paid was US$494,877.50. The modification of the financial covenants consisted of substituting certain financial ratios for a minimum level of cash flow to be maintained during the remaining life of the Senior Secured Notes. In addition, a new covenant was incorporated to require that the Ex-Im Bank and Coface financings be closed on or prior to September 30, 2003.

 7.  STOCKHOLDERS’ EQUITY

      At December 31, 2002 and 2001 the Company’s issued and outstanding capital stock was comprised of a fixed and variable portion, with the fixed portion represented by 611,730 shares and the variable portion by 9,995,000 shares, respectively in both years.

      On March 12, 1999, at an extraordinary general meeting of Satmex’s stockholders it was agreed to increase the fixed capital stock by $56.1 million through the authorization of 1,068,000 shares of Series C preferred stock. On March 30, 1999, the Company issued 606,730 shares of preferred stock to Loral and Principia for a total purchase price of approximately $31.9 million. The preferred stock has limited voting rights and pays a cumulative dividend in common stock of the Company equal to 0.138 shares of Series N or Series B common stock for each share of preferred stock. The preferred stock can be exchanged at the Company’s option into common stock of the Company, at an exchange ratio of 1 share of preferred stock for 2.008 shares of Series N or Series B common stock, if the exchange occurs before February 2, 2005, and at an exchange ratio of 1 share of preferred stock for 4.016 shares of Series N or Series B common stock on and after February 2, 2005. As of December 31, 2002, Servicios holds 70.71% of the outstanding capital stock of Satmex, Loral holds 4.46%, Principia holds 1.26% and the Mexican government holds 23.57%. Loral and Principia own 65% and 35% of Servicios, respectively.

      The issued and outstanding capital stock of the Company consisted of the following:

	December 31,

Series	2002	2001

A Common stock	2,601,000	2,601,000
B Common stock	2,499,000	2,499,000
N Common stock	4,900,000	4,900,000
C Preferred stock	606,730	606,730

	10,606,730	10,606,730

SATELITES MEXICANOS, S.A. de C.V.
(Subsidiary of Servicios Corporativos Satelitales, S.A. de C.V.)

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

      At December 31, 2002 and 2001 the capital stock and the notional value is as follows:

	2002		2001

Description	Shares	Amount	Shares	Amount

		(in thousands)		(in thousands)
Common stock:
Fixed portion	5,000	$6	5,000	$6
Variable portion	9,995,000	385,048	9,995,000	383,541

	10,000,000	$385,054	10,000,000	$383,547

Preferred stock:
Fixed portion	606,730	$31,886	606,730	$31,886

      Stockholder’s equity except restated capital paid by stockholders and net taxable retained earnings adjusted for inflation in accordance with Mexican tax law, will be subject to a 35% dividend tax in the event of distribution. Restatement of capital paid and net tax retained earnings are computed in accordance with certain tax procedures which is approximately the accumulated effect of inflation on both items.

      Series A shares have full voting rights and can only be acquired by Mexican individuals, Mexican corporations or irrevocable trusts. These shares are divided into Class I (minimum fixed capital) and Class II (variable capital) shares. Series B shares have full voting rights and may be acquired by Mexican or foreign investors. These shares are divided into Class I (minimum fixed capital) and Class II (variable capital) shares. Series N shares contain restricted voting and limited corporate rights and may represent up to 80% of the total capital of the Company. These shares may be acquired by Mexican and foreign investors and currently represent variable capital.

 8.  INCOME TAXES

      The income tax (benefit) expense for the years ended December 31, 2002, 2001 and 2000 is as follows:

	2002	2001	2000

	(in thousands)
Deferred	$(8,837)	$(1,149)	$17,029

Net income tax (benefit) expense	$(8,837)	$(1,149)	$17,029

SATELITES MEXICANOS, S.A. de C.V.
(Subsidiary of Servicios Corporativos Satelitales, S.A. de C.V.)

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

      The components of the net deferred income tax asset and (liability) are as follows:

	December 31,

	2002	2001

	(in thousands)
Tax loss carryforwards	$89,006	$83,010
Deferred revenue	19,232	23,937
Other, net	1,381	1,305
Satellites and equipment	(51,696)	(64,145)
Gain on in-orbit failure of Solidaridad 1	1,139	3,747
Concessions	(39,773)	(49,143)
Prepaid insurance	(1,523)	(3,861)
Deferred financing costs	(967)	(1,775)

Subtotal	16,799	(6,925)
Valuation allowance	(25,608)	(10,721)

Net deferred tax liability	$(8,809)	$(17,646)

      The net deferred income tax liability is classified as follows:

	2002	2001

	(in thousands)
Current deferred income tax assets	$1,385	$2,161

Long-term deferred income tax liabilities	$10,194	$19,807

      At December 31, 2002 the Company had tax loss carryforwards of approximately $278 million which expire from 2008 to 2012 and credits available against the asset tax of approximately $38 million which expire in 2003. Due to the uncertainties regarding the Company’s ability to realize the full benefit from these tax loss carryforwards, Satmex established a valuation allowance of $25.6 million at December 31, 2002 against the deferred tax assets.

      The provision for income taxes, for the years ended December 31, 2002, 2001 and 2000 differs from the amount computed by applying the Mexican income tax rate because of the effect of the following items:

	2002	2001	2000

	(in thousands)
Tax (benefit) expense at Mexican statutory income tax rate (35%)	$(10,068)	$(1,491)	$25,275
Inflation component and effect of remeasurement	(11,895)	1,386	(3,409)
Non deductible expenses	79	75	59
Change in valuation allowance	14,887	(1,119)	(4,701)
Effect of change in statutory tax rates	(1,840)
Other			(195)

Net income tax (benefit) expense	$(8,837)	$(1,149)	$17,029

      The Mexican asset tax law provides for a minimum tax of 1.8% on average assets, as defined in the law, less certain liabilities, which is payable to the extent it exceeds amounts due for income taxes. During 2000, the Company received a favorable ruling from the Mexican Supreme Court of Justice allowing the deduction for foreign liabilities, including but not limited to, financial liabilities, when computing the taxable base for the asset tax. This ruling will have a favorable effect to reduce the Company’s asset tax in the future. Any asset taxes paid may be used to offset future income taxes payable if certain conditions are met. For the year ended December 31, 2002, the Company had no asset tax liability.

SATELITES MEXICANOS, S.A. de C.V.
(Subsidiary of Servicios Corporativos Satelitales, S.A. de C.V.)

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

      On January 1, 2002, the Mexican government enacted a new income tax law that reduces the statutory income tax rate by 1% per year beginning January 1, 2003 through January 1, 2005. The effect of this change on the deferred tax assets and liabilities was recognized in 2002.

      On January 1, 2002, the Mexican government amended existing legislation to impose a fee on all satellite service providers. The fee is based on megahertz used in the C- and Ku-bands. At December 31, 2002 Satmex has sufficient credits available under the amended law to offset this fee.

      Further, the Mexican government amended the tax law, on January 1, 2002, to broaden the scope of telecommunications services subject to a 10% tax. The Company believes, based on discussions with its external tax advisors and its internal legal department that its services do not fall within the scope of this tax. However, there is a risk that the tax authorities will not agree with the Company’s interpretation. Satmex has presented its interpretation to the Mexican government and is awaiting a resolution of the matter.

9.  COMMITMENTS AND CONTINGENCIES

      In November 2002, Satmex renewed the in-orbit insurance policy on Solidaridad 2 through November 2003. The renewal policy does not insure against an in-orbit failure due to the loss of the satellite’s control processor, the same component that caused the loss of Solidaridad 1 and other Hughes satellites, and increased the requirement for a constructive total loss of the satellite to the loss of 75% of the satellite’s transponder capacity. An uninsured loss of Solidaridad 2 would have a material effect on Satmex’s results of operations and financial condition.

      In order to provide expanded satellite services in the United States with the Satmex 6 satellite, a new coordination agreement would need to be negotiated between the governments of Mexico and Canada, as well as the affected satellite operators. New coordination agreements are often negotiated to accommodate the operation of new satellites. An existing coordination agreement between the governments of Mexico and Canada, as well as the affected satellite operators, provides for the operation of Mexican and Canadian satellites, including Satmex 6, in the 107.3 degrees W.L. to 118.7 degrees W.L. orbital arc. There can be no assurance that negotiation of a new coordination agreement between the governments of Mexico and Canada and the affected satellite operators will be successful. The scheduled launch of Satmex 6 will proceed whether or not a new coordination agreement has been negotiated. However, the inability to conclude a satisfactory agreement may negatively impact our ability to provide expanded services in the United States and could adversely affect our business.

      The Company leases office space under a noncancelable operating lease expiring in May 2005. The monthly rent, including maintenance, is approximately $118,000. Rent expense under this lease was $1.6 million, $1.4 million and $1.3 million for the years ended December 31, 2002, 2001 and 2000, respectively.

      Management is not aware of any pending litigation against the Company. Liability for all legal actions or other claims against Satmex prior to October 15, 1997 has been retained by the Mexican government.

SATELITES MEXICANOS, S.A. de C.V.
(Subsidiary of Servicios Corporativos Satelitales, S.A. de C.V.)

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

      Future minimum lease receipts due from customers under non-cancelable operating leases for transponder capacity on satellites in-orbit as of December 31, 2002, are as follows (in thousands):

2003	$70,675
2004	61,312
2005	52,202
2006	32,768
2007	27,453
Thereafter	84,422

$328,832

10.  REVENUE BY CUSTOMER LOCATION

      The following table presents revenue by country based on customer location for the years ended December 31, 2002, 2001 and 2000:

	2002	2001	2000

	(in thousands)
Mexico	$41,630	$69,826	$72,068
United States	37,619	50,992	58,094
Other	5,762	7,226	6,279

Total	$85,011	$128,044	$136,441